June 15, 2023

Via Email and EDGAR

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Masimo Corporation

Dear Ms. Chalk:

We are responding to your oral inquiry of June 14, 2023 regarding a certain quotation attributed to H. Michael Cohen, a director of Masimo Corporation, and included in Politan’s proxy materials: his statement that “better governance doesn’t drive better stock price.” The quotation was taken from the publicly filed complaint by Politan in the ongoing Delaware chancery court litigation against Masimo Corporation, Politan Capital Management LP and CalSTRS v. Joe E. Kiani et al, C.A. No. 2022-0948-NAC (Del. Ch. Mar. 16, 2023) (second amended complaint against Masimo Corporation and its directors, including Mr. Cohen), and was quoted from the deposition testimony of Mr. Cohen. Complaint at ¶¶ 2 and 53, citing Cohen Tr. at 240:22-23. A copy of the complaint is attached for your convenience. Specifically, you had asked whether the quotation was accurate, and suggested that a word may have been dropped from the quotation. Having reviewed the complaint, as well as the deposition transcript and related video recording, we confirm that the quotation is accurate and a verbatim quote with no word or words missing. The full transcript and video are the subject of a confidentiality order entered by the court in the Delaware litigation; however, consistent with its terms, Masimo Corporation can share with you the entirety of the deposition transcript and video if necessary. Please do not hesitate to contact me if we may be of further assistance to you and your colleagues.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

Attachment